Butterfield Reports First Quarter 2017 Results

•	Q1 2017 net income of $35.9 million, or $0.65 per share, up $0.84 per share over Q4 2016 and $0.17 per share over Q1 2016.

•	Q1 2017 core earnings(1) of $38.5 million up $1.4 million (3.7%) over Q4 2016 and $2.5 million (6.5%) over Q1 2016.

•	Q1 2017 core earnings per share(1) of $0.70 per share, up $0.08 over Q4 2016(2) and $0.03 over Q1 2016.

•	Net interest margin increased 13 basis points to 2.58% over Q4 2016.

•	Board declared a dividend for the quarter ended 31 March 2017 of $0.32 per common share.

Hamilton, Bermuda - 25 April 2017: The Bank of N.T. Butterfield & Son Limited (“Butterfield” or the “Bank”) (BSX: NTB.BH; NYSE: NTB) today announced net income for the first quarter ended 31 March 2017 of $35.9 million, an increase of $0.5 million compared to $35.4 million earned in the fourth quarter of 2016 and an increase of $9.1 million compared to $26.8 million earned in the same quarter a year ago.
Core earnings for the first quarter ended 31 March 2017 were $38.5 million, an increase of $1.4 million compared to the prior quarter, and an increase of $2.5 million from the same quarter a year ago.
Michael Collins, Butterfield’s Chief Executive Officer, said, “As shown by our strong results for the first quarter of 2017, we continue to successfully execute our strategy of growing community banking market share while investing in the expansion of our wealth management business. I am pleased with Butterfield’s performance this quarter as it reinforces our ability to produce consistently high risk-adjusted returns relative to our US regional bank peers.
"During the first quarter, we launched our UK residential mortgage business, Butterfield Mortgages Limited (“BML”), following completion of the orderly wind-down of our private banking business in London. BML has retained a highly experienced team of residential mortgage specialists with strong connections in the London real estate market who will continue to assist high net worth families, based in the UK and internationally, with the acquisition of high-end UK properties. From a balance sheet perspective, BML will provide our highly liquid Guernsey bank with low-risk, floating rate Sterling loans to invest its Sterling deposits.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

"In February, the Bank completed a well-received secondary offering of common shares. As a result, the Carlyle Group (“Carlyle”) no longer holds any common shares of Butterfield and the Investment Agreement between Butterfield and Carlyle has ceased. Carlyle’s support was instrumental in our success over the last several years as we refocused on the core markets where we have scale. We are pleased that James Burr and David Zwiener, Board members nominated to serve by Carlyle, have agreed to stand for re-election at the next Annual General Meeting to continue their service for another year.
"As evidence of our commitment to a balanced capital return policy, the Board declared a common dividend of $0.32 per common share for Q1 2017. This is three times the quarterly dividend paid to common shareholders for the first quarter of 2016."
Michael Schrum, Butterfield’s Chief Financial Officer, said, “Butterfield’s solid performance continued in the first quarter of 2017, with year-over-year improvements in both non-interest income and net interest income.
“Net interest income for the quarter rose by $5.6 million over Q1 2016, due primarily to higher interest earned on investments as a result of higher balances in the Bermuda and Cayman portfolios plus increased yields on the investment portfolio. The $4.0 million year-over-year increase in non-interest income is mainly a result of the addition of HSBC Bermuda’s private banking investment management and trust businesses, which drove increases in trust and asset management revenue. In addition, banking fees increased due to revised fee schedules in particular jurisdictions, increased volumes on foreign exchange transactions and increased volumes on credit card transactions.
“The Bank’s investment portfolio increased slightly in Q1 2017 to $4.5 billion, compared to $4.4 billion at the end of Q4 2016. The increase was due primarily to $0.2 billion in assets allocated to the held-to-maturity portfolio through the purchase of US government and federal agency securities. Meanwhile, average deposits of $10.0 billion remained flat as compared to the fourth quarter of 2016.
“Our asset quality continues to be strong, with 94% of the Bank’s investment portfolio invested in A-or-better-rated securities."
Capital Management
The current total capital ratio as at 31 March 2017 was 17.9% as calculated under Basel III, which was effective for reporting purposes beginning on 1 January 2016. As of 31 December 2016, the Bank reported its total capital ratio under Basel II at 17.6%. Both of these ratios are significantly above regulatory requirements.
The Board remains committed to a balanced capital return policy. The Board declared an interim dividend of $0.32 per common share to be paid on 30 May 2017 to shareholders of record on 15 May 2017.
Share Repurchase Activity
Under the Bank’s share buy-back programmes, there were no shares acquired or purchased for cancellation during the quarter ended 31 March 2017. The programme expired on 31 March 2017.

ANALYSIS AND DISCUSSION OF FIRST QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	31 March 2017	31 December 2016	31 March 2016
Non-interest income	38.5	38.8	34.5
Net interest income before provision for credit losses	67.9	66.8	62.3
Total net revenue before provision for credit losses and other gains (losses)	106.4	105.6	96.8
Provision for credit losses	0.3	0.9	0.3
Total other gains (losses)	0.2	0.8	(0.2)
Total net revenue	107.0	107.3	97.0
Non-interest expenses	(71.0)	(71.9)	(69.9)
Total net income before taxes	36.0	35.4	27.1
Income tax expense	(0.2)	—	(0.3)
Net income	35.9	35.4	26.8
Dividends and guarantee fee of preference shares	—	(3.4)	(4.1)
Premium paid on preference shares bought back	—	(41.9)	—
Net earnings attributable to common shareholders	35.9	(9.9)	22.6

Net earnings per share
Basic (1)	0.67	(0.19)	0.49
Diluted (1)	0.65	(0.19)	0.48

Per diluted share impact of other non-core items (1) (2)	0.05	0.81	0.19
Core earnings per share on a fully diluted basis (1) (2)	0.70	0.62	0.67

Adjusted weighted average number of participating shares on a fully diluted basis (1) (in thousands of shares)	55,221	54,651	47,402

Key financial ratios
Return on average assets	1.3%	1.3%	1.1%
Core return on average tangible assets (2)	1.5%	1.3%	1.4%
Return on common equity	19.9%	(5.2)%	15.4%
Core return on average tangible common equity (2)	23.4%	19.3%	23.7%
Net interest margin	2.58%	2.45%	2.54%
Core efficiency ratio (2)	63.2%	67.1%	62.5%
Cost of deposits	0.11%	0.10%	0.15%

(1)	Comparative information revised as a result of the 10-for-1 reverse share split effected 6 September 2016.

(2)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

Balance Sheet	As at
(in $ millions)	31 March 2017		31 December 2016
Cash due from banks	1,867		2,102
Securities purchased under agreement to resell	63		149
Short-term investments	542		520
Investments in securities	4,549		4,400
Loans, net of allowance for credit losses	3,573		3,570
Premises, equipment and computer software	166		168
Goodwill and intangibles	61		62
Other assets	123		133
Total assets	10,944		11,104

Total deposits	9,849		10,034
Other liabilities	236		242
Long-term debt	117		117
Total liabilities	10,203		10,393
Preference shareholders' equity	—		—
Common shareholders’ equity	741		711
Total shareholders' equity	741		711
Total liabilities and shareholders' equity	10,944		11,104

Key Balance Sheet Ratios:	31 March 2017		31 December 2016
Common equity tier 1 capital ratio	15.8%	(1)	15.3%	(1)
Tier 1 capital ratio	15.8%	(1)	15.3%	(1)
Total capital ratio	17.9%	(1)	17.6%	(1)
Leverage ratio	6.1%	(1)	5.8%	(1)
Risk-Weighted Assets (in $ millions)	4,359.9		4,365.4
Risk-Weighted Assets / Total Assets	39.8%		39.3%
Tangible common equity ratio	6.2%		5.9%
Non-accrual loans/gross loans	1.4%		1.3%
Non-performing assets/total assets	0.6%		0.5%
Total coverage ratio	86.1%		91.3%
Specific coverage ratio	22.3%		24.2%

(1)
Effective 1 January 2016, the Bank’s regulatory capital is determined in accordance with current Basel III guidelines issued by the BMA. Basel III adopts Common Equity Tier 1 (“CET1”) as the predominant form of regulatory capital with the CET1 ratio as a new metric. Basel III also adopts the new Leverage Ratio regime, which is calculated by dividing Tier 1 capital by an exposure measure. The leverage exposure measure consists of total assets (excluding items deducted from Tier 1 capital) and certain off balance sheet items converted into credit exposure equivalents as well as adjustments for derivatives to reflect credit and other risks.

QUARTER ENDED 31 MARCH 2017 COMPARED WITH THE QUARTER ENDED 31 MARCH 2016
Net Income
Net income for the quarter ended 31 March 2017 was $35.9 million, up $0.5 million from $35.4 million in the prior quarter and up $9.1 million from $26.8 million in the same quarter a year ago. Core net income for the first quarter of 2017 was $38.5 million, an increase of $1.4 million from $37.1 million in the prior quarter and an increase of $2.5 million from $36.0 million from the same quarter a year ago, after excluding non-core expenses and gains and losses outside the course of normal business of $2.6 million in 2017, $1.7 million in the fourth quarter of 2016 and $9.2 million in the first quarter of 2016.
The $0.5 million increase in net income in the quarter ended 31 March 2017 over the fourth quarter of 2016 was due principally to the following:

•
$1.1 million increase in net interest income before provision for credit losses, principally from higher interest earned on investments due to higher balances in the Bermuda and Cayman portfolios as well as increased yields on the investment portfolio, which was partially offset by a decrease in interest income on loans, principally from a decrease in volumes and a lower day-count;

•	$0.5 million decrease in provision for credit recovery principally due to lower general provisioning rates across several jurisdictions;

•	$0.6 million decrease in other gains and losses due to gains recorded in the fourth quarter of 2016 upon the sale of certain AFS securities;

•	$1.8 million increase in salaries and other employee benefits due principally to increased post-retirement healthcare costs;

•	$1.5 million decrease in technology and communication costs as a result of savings from a renegotiated contract with a service provider; and

•
$1.2 million decrease in the remaining non-interest expense items, principally composed of decreased property expenses as a result of lower electrical costs in Bermuda, lower marketing costs as a result of certain expenses in the fourth quarter of 2016 relating to the initial public offering and lower indirect taxes as a result of a revision to an estimate recorded in the fourth quarter of 2016, partially offset by increased professional and outside services expenses as a result of non-core expenses relating to the recent secondary offering.

The $9.1 million increase in net income in the quarter ended 31 March 2017 over the same quarter one year ago was due principally to the following:

•
$5.6 million increase in net interest income before provision for credit losses, principally from higher interest earned on investments due to higher balances in the Bermuda and Cayman portfolios, as well as a decrease in interest expense on deposits due to decreased volumes of interest bearing deposits, which was partially offset by a decrease in loan interest income on the paydown of a government loan in Q4 of 2016;

•
$4.0 million increase in non-interest income, principally as a result of the acquisition of HSBC Bermuda’s private banking investment management and trust businesses which was completed in the second quarter of 2016, which drove increases in trust and asset management revenue as well as increased banking fees from revised fee schedules in certain jurisdictions and increased volumes on credit card transactions;

•
$4.8 million increase in salaries and other employee benefits due to an increase in salary costs, which was due to a higher headcount resulting from the business acquisition completed in the second quarter of 2016, increased costs associated with temporary staff, who have been assisting with core compliance competencies and increased post-retirement healthcare costs;

•	$2.2 million increase in professional and outside services, primarily as a result of non-core charges relating to the recent secondary offering;

•	$4.0 million decrease in restructuring costs due to higher costs in the comparative period on staff redundancy costs incurred in the first quarter of 2016; and

•	$1.5 million decrease in technology and communication costs due to savings from a renegotiated service contract.
The net interest margin increased by 0.13% to 2.58% for the quarter ended 31 March 2017 from the quarter ended 31 December 2016 primarily as a result of higher yields on investments due to higher long-term treasury rates in the first three months of 2017. The increase on yields on investments was partially offset by slightly lower yields on loans due to certain interest income items recorded in the fourth quarter of 2016 which did not reoccur in the first quarter of 2017.
Non-Core Items
Non-core items were $2.6 million in the quarter ended 31 March 2017, a decrease of $6.6 million from $9.2 million in the same quarter in 2016 and an increase of $0.9 million from $1.8 million in the prior quarter. Non-core items for the period comprised:

•	Costs associated with the recent secondary offering of $2.0 million, principally comprised of professional fees;

•
Restructuring charges of $0.4 million, which represented professional fees and staff severance amounts incurred during the course of the orderly wind-down of the deposit taking and investment management businesses in the UK; and

•
Expenses associated with an internal review and account remediation programme of US person account holders for potential violations of US laws regarding non-compliance with US tax law obligations amounting to $0.2 million; and

•	A credit in indirect taxation resulting from a partial release of an accrual estimate recorded in the fourth quarter of 2016.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

BALANCE SHEET COMMENTARY AT 31 MARCH 2017 COMPARED WITH 31 DECEMBER 2016
Total Assets
Total assets of the Bank were $10.9 billion at 31 March 2017, down $0.2 billion from 31 December 2016. The Bank maintained a highly liquid position at 31 March 2017, with $5.8 billion of cash and demand deposits with banks and short and long-term investments, excluding held-to-maturity investments, representing 52.9% of total assets, compared with 55.0% at 31 December 2016.
Loans Receivable
The loan portfolio totalled $3.6 billion at 31 March 2017, flat from from year-end 2016.  This was principally due to paydowns in commercial lending offset by new residential mortgages loans written.
Allowance for credit losses at 31 March 2017 totalled $43.2 million, a decrease of $1.0 million from year-end 2016. The movement was due to the charge-off of several specific provisions as well as slightly lower general provisioning rates across several jurisdictions.
The loan portfolio represented 32.6% of total assets at 31 March 2017 (31 December 2016: 32.2%), whilst loans as a percentage of customer deposits increased from 35.7% at year-end 2016 to 36.3% at 31 March 2017, both of which are due to a slight decrease in customer deposits.
As at 31 March 2017, the Bank had gross non-accrual loans of $50.1 million, representing 1.4% of total gross loans, a slight increase from the $48.5 million, or 1.3%, of total loans at year-end 2016. The increase reflects was the result of new commercial non-accrual loans of $1.7 million. Net non-accrual loans were $38.9 million, equivalent to 1.1% of net loans, after specific provisions of $11.2 million, resulting in a specific provision coverage ratio of 22.2% compared to 24.2% at 31 December 2016. We continue to engage proactively with our clients who experience financial difficulty.
Other real estate owned (“OREO”) decreased slightly by $0.1 million to $14.1 million for the first quarter ended 31 March 2017 primarily as a result of sales transactions completed in the quarter.
Investment in Securities
The investment portfolio was $4.5 billion at 31 March 2017, compared to $4.4 billion at 31 December 2016. The increased portfolio size was driven principally by a greater allocation of assets to the held-to-maturity portfolio, which increased $0.2 billion through the purchase of US government and federal agency securities early in the first quarter.
The investment portfolio was made up of high quality assets with 94.0% invested in A-or-better-rated securities. The investment yield increased over the previous quarter by 19 basis points to 2.17% at 31 March 2017 as a result of strengthening long-term treasury rates, which particularly impact our floating rate investment portfolio. Total net unrealised losses were $30.3 million, compared to $36.4 million at year-end 2016. The decrease in unrealised losses is attributable largely to a slight decrease in long-term treasury rates in the first three months of 2017. The benchmark US 10-year treasury rate fell to its 52-week low in June 2016, and rebounded to its 52-week high in December 2016 and has settled around year-end levels at 31 March 2017.

Deposits
Average deposits were flat at $10.0 billion in the first quarter of 2017 compared to the fourth quarter of 2016. On a period-end basis, customer deposits decreased $0.2 billion to $9.8 billion from $10.0 billion at year-end 2016.

Average Balance Sheet

	For the three months ended
	31 March 2017			31 December 2016			31 March 2016
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	2,476.7	3.5	0.57	2,884.7	3.6	0.49	2,368.9	1.6	0.27
Investment in securities	4,556.4	24.4	2.17	4,223.1	21.0	1.98	3,478.1	18.0	2.07
Trading	0.7	—	—	0.9	—	—	309.1	1.0	1.25
Available-for-sale	3,358.7	15.9	1.92	3,338.0	14.6	1.74	2,441.7	11.7	1.92
Held-to-maturity	1,196.9	8.6	2.90	884.2	6.2	2.78	727.2	5.3	2.92
Loans	3,661.1	40.0	4.87	3,708.5	46.0	4.92	4,012.6	47.4	4.74
Commercial	1,361.5	15.1	4.49	1,456.4	15.9	4.34	1,409.0	18.7	5.32
Consumer	2,229.6	28.9	5.10	2,252.1	30.1	5.29	2,603.6	28.7	4.43
Interest earning assets	10,694.1	71.9	2.73	10,816.3	70.6	2.59	9,859.6	67.0	2.72
Other assets	352.7			349.0			314.1
Total assets	11,046.8	71.9	2.64	11,165.2	70.6	2.51	10,173.7	67.0	2.64
Liabilities
Deposits	7,656.2	(2.8)	(0.15)	7,739.0	(2.6)	(0.13)	7,230.3	(3.5)	(0.20)
Securities sold under agreement to repurchase	—	—	—	—	—	—	38.1	(0.1)	(0.74)
Long-term debt	117.0	(1.2)	(4.14)	117.0	(1.2)	(3.94)	117.0	(1.1)	(0.04)
Interest bearing liabilities	7,773.2	(4.0)	(0.21)	7,856.0	(3.8)	(0.19)	7,385.4	(4.6)	(0.25)
Non-interest bearing current accounts	2,334.1			2,272.7			1,882.2
Other liabilities	257.0			189.2			96.4
Total liabilities	10,364.3	(4.0)	(0.16)	10,317.9	(3.8)	(0.15)	9,364.0	(4.6)	(0.20)
Shareholders’ equity	682.5			847.3			809.7
Total liabilities and shareholders’ equity	11,046.8			11,165.2			10,173.7
Non‑interest‑bearing funds net of non‑interest earning assets (free balance)	2,920.9			2,960.2			2,474.2
Net interest margin		67.9	2.58		66.8	2.45		62.4	2.54

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $91.7 billion and $25.9 billion, respectively, whilst assets under management were $4.6 billion. This compares with $98.0 billion, $24.7 billion and $4.7 billion, respectively, at 31 December 2016. The decreases in the trust assets under administration were due principally to valuation decreases in assets under administration.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analysing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	31 March 2017	31 December 2016	31 March 2016
Net income	35.9	35.4	26.8
Dividends and guarantee fee of preference shares	—	(3.4)	(4.1)
Premium paid on preference shares redeemed for cancellation [1]	—	(41.9)	—
Net income to common shareholders	35.9	(9.9)	22.6
Non-core items
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)	(0.1)	(0.6)	—
Adjustment to holdback payable for a previous business acquisition	0.1	0.7	0.9
Total non-core (gains) losses	—	0.1	0.9
Non-core expenses
Early retirement programme, redundancies and other non-core compensation costs	—	—	1.3
Tax compliance review costs	0.2	—	0.6
Provision in connection with ongoing tax compliance review	—	—	0.7
Business acquisition costs	—	1.1	1.2
Restructuring charges and related professional service fees	0.4	0.5	4.5
Secondary offering costs	2.0	—	—
Total non-core expenses	2.6	1.6	8.3
Total non-core items	2.6	1.7	9.2
Core net income	38.5	37.1	36.0
Core net income attributable to common shareholders	38.5	33.7	31.9

Average shareholders' equity	729.3	895.0	772.4
Less: average preference shareholders' equity	—	(137.1)	(182.9)
Average common equity	729.3	757.9	589.5
Less: average goodwill and intangible assets	(61.7)	(62.9)	(49.5)
Average tangible common equity	667.6	695.0	540.0
Core earnings per share fully diluted [2]	0.70	0.62	0.67
Return on equity	19.9%	(5.2)%	15.4%
Core return on average tangible common equity	23.4%	19.3%	23.7%

Non-interest expenses	71.0	71.9	69.9
Less: non-core expenses	(2.6)	(1.6)	(8.3)
Less: amortization of intangibles	(1.0)	(1.0)	(1.1)
Core non-interest expenses before amortization of intangibles	67.4	69.3	60.5
Core revenue before other gains and losses and provision for credit losses	105.2	105.6	96.8
Core efficiency ratio	63.2%	65.6%	62.5%

(1)Premium paid on preference share buy-back was not adjusted as management views the transaction as non-core
(2)Comparative information revised as a result of the 10 for 1 reverse share split effected 6 September 2016.

Conference Call Information
Butterfield will host a conference call to discuss the Bank’s results on Wednesday 26 April 2017 at 10:00 a.m. Eastern Daylight Time. Callers may access the conference call by dialling +1 (866) 807 9684 (toll-free) or +1 (412) 317 5415 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use.

Forward-Looking Statements:
Certain of the statements made in this Release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from six jurisdictions: Bermuda, the Cayman Islands and Guernsey, where our principal banking operations are located; and The Bahamas, Switzerland and the United Kingdom, where we offer specialised financial services. Banking services comprise retail and corporate banking. Wealth management services are composed of trust, private banking, and asset management. In Bermuda and the Cayman Islands, we offer both banking and wealth management. In Guernsey, The Bahamas and Switzerland, we offer wealth management. In the UK, we offer residential property lending. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.
Investor Relations Contact:                Media Relations Contact:
Michael Schrum                    Mark Johnson
Group Chief Financial Officer                Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 298 4758                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: michael.schrum@butterfieldgroup.com        E-mail: mark.johnson@butterfieldgroup.com